KIRKLAND LAKE GOLD RENEWS NORMAL COURSE ISSUER BID

Toronto, Ontario - June 7, 2021 - Kirkland Lake Gold Ltd. ("Kirkland Lake Gold" or the "Company") (TSX:KL) (NYSE:KL) (ASX:KLA) is pleased to announce that it has received acceptance from the Toronto Stock Exchange (the "TSX") to renew its normal course issuer bid ("NCIB"). The NCIB allows Kirkland Lake Gold to purchase up to 26,694,051 common shares of the Company (the "Shares"), representing 10% of the public float as of June 4, 2021. As at June 4, 2021, the Company had 267,082,874 Shares issued and outstanding.

Purchases of the Common Shares pursuant to the NCIB may be made through the facilities of the TSX and/or alternative Canadian trading systems, commencing on June 9, 2021 and ending on June 8, 2022, or such earlier time as the NCIB is completed or terminated by the Company. Any purchases made pursuant to the NCIB will be made in accordance with the rules of the TSX and will be made at market price at the time of purchase.

The average daily trading volume for the six months' period ended May 31, 2020, less prior NCIB purchases made on the TSX, was 1,050,567. Under the renewed NCIB, the maximum number of securities that the Company may purchase on a daily basis, other than block purchase exemptions, are 262,641 Shares. The actual number of Shares purchased for cancellation and the timing of such purchase will be determined by the Company. There cannot be any assurance as to how many Common Shares will ultimately be purchased for cancellation under the NCIB.

The Board of Directors of Kirkland Lake Gold has determined that the repurchase of Common Shares pursuant to the proposed NCIB presently constitutes an appropriate use of financial resources and would be in the best interest of Kirkland Lake Gold shareholders.

Under the previous NCIB, the Company sought and received approval from the TSX to purchase up to 27,711,401 Shares for the period of June 8, 2020 to June 7, 2021. The Company purchased 10,286,500 Shares pursuant to the previous NCIB in the last twelve months at an average price of C$57.39 per Share on the TSX and alternates.

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a senior gold producer operating in Canada and Australia that is targeting 1,300,000 - 1,400,000 ounces of production in 2021. The production profile of the Company is anchored by three high-quality operations, including the Macassa Mine and Detour Lake Mine, both located in Northern Ontario, and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management expertise.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website www.kl.gold.

Cautionary Note Regarding Forward-Looking Information

This press release contains statements which constitute "forward-looking information" within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of Kirkland Lake Gold with respect to future business activities and operating performance. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" or similar expressions and include information regarding the proposed timing associated with the NCIB and the anticipated effects thereof.

Investors are cautioned that forward-looking information is not based on historical facts but instead reflect Kirkland Lake Gold's management's expectations, estimates or projections concerning future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although Kirkland Lake Gold believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the future development and growth potential of the Company's projects; future exploration activities planned at the Canadian and Australian properties; risks relating to equity investments; risks relating to first nations and Aboriginal heritage; the availability of infrastructure, energy and other commodities; nature and climactic conditions; currency exchange rates (such as the Canadian dollar and the Australian dollar versus the United States dollar); risks associated with dilution; labour and employment matters; risks in the event of a potential conflict of interest; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; and compliance with extensive government regulation. This forward-looking information may be affected by risks and uncertainties in the business of Kirkland Lake Gold and market conditions. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Kirkland Lake Gold, including its annual information form and financial statements and related MD&A for the financial year ended December 31, 2020 and 2019 filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Kirkland Lake Gold has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. Kirkland Lake Gold does not intend, and do not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

FOR FURTHER INFORMATION PLEASE CONTACT

Anthony Makuch, President, Chief Executive Officer & Director

Phone: +1 416-840-7884, E-mail: tmakuch@kl.gold

Mark Utting, Senior Vice President, Investor Relations
Phone: +1 416-840-7884, E-mail: mutting@kl.gold